UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   January 12, 2006                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.
                               (THE "CORPORATION")


            2006 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Corporation to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:


                               HALO RESOURCES LTD.
                      C/O #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7


The undersigned Securityholder hereby elects to receive or not receive:

[ ] Yes  [ ] No     Interim Financial Statements for the first, second and third financial quarters of 2006 and the related MD&A.

[ ] Yes  [ ] No     Annual Financial Statements for the fiscal year ended August
                    31, 2006 and related MD&A.



PLEASE NOTE THAT A REQUEST FORM WILL BE MAILED EACH YEAR AND SECURITYHOLDERS MUST RETURN SUCH FORM EACH YEAR TO RECEIVE THE DOCUMENTS INDICATED ABOVE.

NAME:        __________________________________________________________________

ADDRESS:     __________________________________________________________________

             __________________________________________________________________

POSTAL CODE: __________________________________________________________________




I confirm that I am a: [ ] REGISTERED SHAREHOLDER OR [ ] BENEFICIAL SHAREHOLDER of the Corporation.


Signature of
Securityholder:  _________________________________  Date:  _____________________

CUSIP:  40637D108